Exhibit 11

Statements Re: Computation of Per Share Earnings

(Dollars in millions except share data)	Three months ended March 31,
	2010	2009
Numerator:
Net income—basic and diluted	$68	$35

Denominator:
Weighted-average common shares outstanding	162,875,008	162,485,373
Effect of stock based awards	435,443	178,252
Adjusted weighted-average shares	163,310,451	162,663,625

Earnings per share:
Basic	$0.42	$0.22
Diluted	0.42	0.22

Number of anti-dilutive stock based awards	9,788,923	10,146,303
Exercise price of anti-dilutive stock based awards	$26.58-45.26	$25.08-45.26

Certain stock-based compensation awards were not included in the computation of diluted earnings per share for the three-month periods ended March 31, 2010 and 2009, since inclusion of these awards would have anti-dilutive effects.

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